[redacted]

08003679

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Foster's Appoints Executive Search Firm"

Released: 13 June 2008

Pages: 2
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

7/10

FOSTER'S
GROUP

13 June 2008

FOSTER'S APPOINTS EXECUTIVE SEARCH FIRM

Foster's Group Limited (Foster's) today appointed executive search firm Heidrick & Struggles to conduct an international search for a Chief Executive Officer.

The search will commence immediately with a successful candidate expected to assume the role before the end of calendar 2008.

"We are a global drinks business with strong fundamentals", said Chairman, David Crawford. "We are searching for a person with the right mix of proven leadership qualities, international experience and strategic, marketing and commercial skills to drive our business forward."

An update on the search will be provided on 26 August at the release of Foster's 2008 financial results.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

END